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	Washington, D.C.

May 5, 2004

Pharmacyclics, Inc.
995 East Arques Avenue
Sunnyvale, California 94085

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 by Pharmacyclics, Inc., a Delaware corporation (the "Company"), of 163,077 shares of common stock, par value $0.0001 per share (the "Shares"), issuable under the 1995 Stock Option Plan (the "Plan"), on Form S–8 filed with the Securities and Exchange Commission on May 5, 2004 (the "Registration Statement"), you have requested our opinion with respect to the matters set forth below.

In our capacity as your special counsel in connection with such registration, we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares, and for the purposes of this opinion, have assumed such proceedings will be timely completed in the manner presently proposed. In addition, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter.

We are opining herein as to the effect on the subject transaction only of the General Corporation Law of the State of Delaware, and we express no opinion with respect to the applicability thereto, or the effect thereon, of any other laws.

Subject to the foregoing, it is our opinion that the Shares have been duly authorized, and upon the issuance and delivery of the Shares in the manner contemplated by the Plan, and assuming the Company completes all actions and proceedings required on its part to be taken prior to the issuance and delivery of the Shares pursuant to the terms of the Plan, including, without limitation, collection of the required payment for the Shares, the Shares will be validly issued, fully paid and nonassessable.

We consent to your filing this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Latham & Watkins LLP

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